EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”) is dated as of April 14, 2003 is by and among Provant, Inc., a Delaware corporation (“Provant”), and Senn-Delaney Leadership Consulting Group, LLC, a California limited liability company (the “Purchaser”).

In consideration of the mutual representations, warranties and covenants contained herein, the parties hereto agree as follows:

1.    CERTAIN DEFINITIONS

As used in this Agreement, the following terms shall have the respective meanings set forth below:

1.1.    “Assignment and Assumption Agreement” means the agreement pursuant to which the Purchaser will assume the Assumed Liabilities at the Closing in a form mutually acceptable to Provant and the Purchaser.

1.2.    “Balance Sheet” means the balance sheet as of March 31, 2003 included in the Financial Statements.

1.3.    “Business” means the organizational and executive consulting business previously conducted by Senn-Delaney Leadership Consulting Group, Inc., Senn-Delaney Leadership Consulting U.K., Ltd. and Hughes Research Corporation, and currently conducted by the Senn-Delaney Leadership Consulting Group division of Provant, and includes the Senn-Delaney Strategic Design business formerly known as Novations Consulting.

1.4.    “Closing” means the closing of the transactions contemplated by this Agreement.

1.5.    “Code” means the Internal Revenue Code of 1986, as amended to date.

1.6.    “Disclosure Schedule” means the Disclosure Schedule attached hereto as Schedule 1.

1.7.    “Intellectual Property” means the names “Senn-Delaney Leadership Consulting Group, Senn-Delaney Leadership Consulting, U.K. Ltd, Hughes Research Corporation and Senn-Delaney Strategic Design” and all patents and patent applications, all associated technical information, shop rights, know-how, all registered and unregistered trademarks, trade names, service marks, trade secrets and slogans, and all statutory, common law and registered applications therefore, trade secrets, processes, operating, maintenance and other manuals, drawings and specifications, process flow diagrams and related data, and all associated goodwill; all “software” and documentation thereof (including all electronic data processing systems and program specifications, source codes, input data and report layouts and format, record file layouts, diagrams, functional specifications and narrative descriptions, flow charts); and all other inventions, discoveries, improvements, processes, formulae (secret or otherwise), data, drawings, specifications, trade secrets, confidential information know-how and ideas (including those in the possession of third parties, but which are associated with the Business), and all drawings, records, books or other tangible media embodying the foregoing and other intellectual property of any kind principally used in connection with or related to the Business in which Provant has any right, title or interest.

1.8.    “Lien or Other Encumbrance” means any mortgage, lien, security interest, pledge, encumbrance, restriction on transferability, defect of title, conditional sales contract, option, right of first refusal, charge, claim under bailment or storage contract, easement or other adverse ownership claim other than Permitted Liens.

1.9.    “Permitted Liens” means (a) any liens or other encumbrances disclosed in this Agreement or any Exhibit or Schedule hereto, (b) mechanics liens or similar liens and (c) statutory and contractual liens in favor of landlords securing leases.

1.10.    “Person” means a corporation, a company, a limited liability company, an association, a joint venture, a partnership, an organization, a business, an individual, a trust or a government or political subdivision thereof or any government agency or any other legal entity.

1.11.    “Provant Common Stock” means the common stock, $0.01 par value per share, of Provant.

1.12.    “Provant’s Knowledge” means the actual knowledge of Provant Management.

1.13.    “Provant Management” means Donald W. Glazer, Janet M. Sullivan and John H. Zenger.

1.14.    “Purchaser’s Knowledge” means the actual knowledge of SDL Management”.

1.15.    “SDL Management” means James H. Hart, Diana Ott and Larry E. Senn.

For purposes of this Agreement, each of the following terms are defined in the Section of this Agreement indicated below:

Defined Term	Section
Aggregate Purchase Price	6.7
Assumed Contracts	6.9
Assumed Liabilities	2.1(b)
Business Employees	5.9
Cash Consideration	2.2(a)
Closing Date	3.1

Contingent Consideration	2.2(d)
Credit Agreement	3.1(a)(ii)
Excluded Assets	2.1(a)
Financial Statements	5.5
Fleet	3.1(a)(ii)
GAAP	5.5
Installment Consideration	2.2(c)
Provant Shares	2.2(b)
Sale Transaction	2.2(d)
Sale Transaction Value	2.2(d)
Straddle Period	6.2(a)
Tax or Taxes	4.5(c)
Tax Package	6.3(c)
Tax Returns	4.5(d)
Transferred Assets	2.1(a)

2.    PURCHASE AND SALE OF ASSETS

2.1.    Purchase of Assets.

(a)    Assets.    Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Provant shall transfer to the Purchaser, free and clear of all Liens or Other Encumbrances, all assets of Provant principally related to the Business, including all of the accounts receivables, contracts, contract rights, proposals, works in progress, deposits, equipment, furniture, inventory, supplies, Intellectual Property, other tangible assets, records, and goodwill principally used in or principally related to the Business in which Provant has any right, title or interest including the assets listed on Schedule 2.1(a)(1) hereto and the assets included in the Balance Sheet (the “Transferred Assets”). Notwithstanding anything to the contrary in this Agreement the assets and properties that are described on Schedule 2.1(a)(2) hereto shall be retained by Provant and shall be excluded from the Transferred Assets (the “Excluded Assets”).

(b)    Liabilities.    Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Purchaser will assume and be liable only for those specific obligations listed on Schedule 2.1(b) hereto (the “Assumed Liabilities”). The Purchaser agrees to timely pay, perform and discharge all Assumed Liabilities commencing on the Closing. Except for the foregoing Assumed Liabilities, the Purchaser is not assuming and is not liable for any other liabilities, debts or obligations of Provant.

(c)    Further Assurances.    At any time and from time to time after the Closing, at the request of the Purchaser and without further consideration, Provant will execute and deliver such other instruments of sale, transfer, conveyance, assignment and confirmation as may be reasonably requested in order to more effectively transfer, convey and assign to the Purchaser, and to confirm its title to, the Transferred Assets. Provant shall promptly remit and deliver all payments received on and after the Closing Date in respect of accounts receivable included in the Transferred Assets and shall provide any necessary endorsements with respect thereto.

(d)    Further Consents to Assignment.    With respect to any licenses, permits, authorizations, consents or approvals (or effective waivers thereof) used in the Business or otherwise necessary for the current operation of the Business, the transfer to the Purchaser of any Transferred Asset or the operation of the Business or the ownership of the Transferred Assets by the Purchaser after the Closing that are not obtained by the Purchaser at or prior to the Closing: (i) Provant and/or the Purchaser will continue to use reasonable efforts to obtain from the appropriate person or persons the applicable licenses, permits, authorizations, consents or approvals (or effective waivers thereof); and (ii) if Provant and/or the Purchaser are unable to obtain any such license, permit, authorization, consent, approval or waiver, then (a) neither this Agreement nor any instrument or agreement delivered at the Closing shall constitute or be deemed to be a contract to assign or an assignment if an assignment without such license, permit, authorization, consent, approval or waiver would constitute a violation of any license, permit, contract, agreement, lease or law applicable to or included in the Business or the Transferred Assets or create in any person the right or power to cancel or terminate such license, permit, contract, agreement or lease or a cause of action with respect to such license, permit, contract, agreement or lease and (b) Provant will cooperate with the Purchaser in any reasonable arrangement designed to provide the Purchaser with the benefit of Provant’s rights under such license, permit, contract, agreement or lease, including enforcement of any and all rights of Provant against any such person as the Purchaser may reasonably request.

2.2.    Purchase Price.    In consideration for the purchase of the Transferred Assets, the Purchaser shall:

(a)    on the Closing Date, pay to Provant $2,388,327 in cash (the “Cash Consideration”) payable by wire transfer;

(b)    on the Closing Date, transfer, convey and deliver to Provant, free and clear of any Lien or Other Encumbrance, 1,388,747 shares of Provant Common Stock (the “Provant Shares”);

(c)    pay Provant the sum of $540,000 (the “Installment Consideration”) payable in thirty-six (36) monthly installments of $15,000, the first installment to be due and payable commencing May 1, 2003 and each following installment to be made on the first day of each month thereafter until the Installment Consideration has been paid in full;

(d)    in the event that a Sale Transaction (as defined below) occurs on or before March 31, 2007, pay to Provant the Contingent Consideration (as defined below), if any, upon the consummation of the Sale Transaction.

“Sale Transaction” shall mean the disposition of the business of the Purchaser or a majority of its equity securities or membership interests or voting power, or a majority of its assets or businesses to one or more third parties and shall include, without limitation, any transaction or series of transactions, whereby, directly or indirectly, the Purchaser and one or more third parties consummate a combination of their respective businesses or one or more third parties makes an investment in the Purchaser, in either case, through a sale, purchase or exchange of capital stock, membership interests, options or assets, or lease of assets with or without a purchase option, a merger, consolidation or other business combination, an exchange or tender offer, a recapitalization, a reorganization, the formation of a joint venture, partnership or similar entity, or any similar transaction. “Contingent Consideration” means 50% of the positive difference (if any) between (a) the Sale Transaction Value (as defined below) and (b) $8.0 million; provided that in no event shall the Contingent Consideration exceed $3.0 million. “Sale Transaction Value” means the total proceeds and other consideration paid or received or to be paid or received in connection with any Sale Transaction, including, without limitation: (i) cash; (ii) notes, securities and other property; (iii) liabilities (including all debt, pension liabilities and guarantees) assumed, refinanced or extinguished; (iv) payments made in installments; (v) contingent payments (whether or not related to future earnings or operations); and (vi) non-competition, employment or consulting-related payments in excess of historical levels to members or stockholders of the Purchaser. The composition of the Contingent Consideration payable to Provant shall be proportionate to the composition of the total Sale Transaction Value (i.e., if half of the total Sale Transaction Value is paid in cash and the remainder in stock of the acquirer, then half of the Contingent Consideration shall be paid in cash and the remainder in stock of the acquirer).

3.    CLOSING; CONDITIONS TO CLOSING

3.1.    The Closing.    The Closing shall be deemed to take place concurrently with the execution of this Agreement at the offices of the Purchaser or its counsel, Hart King & Coldren at 200 East Sandpointe, Fourth Floor, Santa Ana, California 92707. The date on which the Closing is to occur is referred to herein as the “Closing Date”. Notwithstanding the actual date of the Closing, the Closing shall be deemed to have occurred effective at the close of business on March 31, 2003 and the Closing Date shall be deemed to be March 31, 2003.

(a)    Provant’s Deliveries.    At the Closing, as a condition of the Purchaser’s obligations to consummate the transactions contemplated by this Agreement, Provant shall deliver or cause to be delivered to the Purchaser the following (or receive the Purchaser’s written waiver with respect thereto):

(i)    A copy of the resolutions of the Board of Directors of Provant certified by its Secretary or Assistant Secretary as being complete and correct as of the Closing and satisfactory in form and substance to the Purchaser, authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby and the acts of the officers and employees of Provant in carrying out the terms and provisions hereof;

(ii)    Evidence reasonably satisfactory to the Purchaser that (x) all Liens or Other Encumbrances in favor of Fleet National Bank, as agent (“Fleet”), executed in connection with the Revolving Credit Agreement, dated as of April 8, 1998, as amended (the “Credit Agreement”) among Provant, the lenders party thereto, and Fleet, or any other Person against the Transferred Assets have been released and (y) that all such lenders have consented to the sale of the Transferred Assets;

(iii)    A bill of sale transferring the Transferred Assets to the Purchaser, in form and substance satisfactory to Purchaser;

(iv)    Consents satisfactory in form and substance to Purchaser to the transactions contemplated by this Agreement where such consents are either required or deemed prudent;

(v)    A legal opinion of Provant’s counsel, in form and substance reasonably satisfactory to Purchaser, that this Agreement and the Assignment and Assumption Agreement are enforceable in accordance with its terms against Provant, and a legal opinion of Provant’s Delaware counsel that the sale of the Transferred Assets contemplated by this Agreement does not require stockholder approval; and

(vi)    Such other certificates and documents as the Purchaser and its counsel shall reasonably require.

(b)    The Purchaser’s Deliveries.    At the Closing, as a condition of the obligation of Provant to consummate the transactions contemplated by this Agreement, the Purchaser shall deliver or cause to be delivered to Provant the following (or receive Provant’s written waiver with respect thereto):

(i)    A copy of the resolutions of the manager of the Purchaser certified by its Secretary as being complete and correct as of the Closing and satisfactory in form and substance to Provant, authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby and the acts of the officers and employees of the Purchaser in carrying out the terms and provisions hereof; and copies of the Purchaser’s Operating Agreement certified by its Secretary as being complete and correct as of the Closing;

(ii)    A copy of the Purchaser’s articles of organization, certified as of a recent date by the Secretary of the Purchaser; and a certificate of good standing certified by the Secretary of State of the State of California;

(iii)    Certificates representing the Provant Shares, each duly endorsed or accompanied by duly endorsed stock powers, for transfer to Provant;

(iv)    The Cash Consideration;

(v)    Resignations from Provant along with mutual releases with Provant dated effective as of the Closing Date from certain employees of the Business in form and substance approved by Provant and Purchaser;

(vi)    Consents satisfactory in form and substance to Provant to the transactions contemplated by this Agreement where such consents are required;

(vii)    A legal opinion of counsel to Purchaser, in form and substance reasonably satisfactory to Provant, that this Agreement and the Assignment and Assumption Agreement are enforceable in accordance with their terms against Purchaser; and

(viii)    Such other certificates and documents as Provant and its counsel shall reasonably require.

(c)    Other Deliveries.    Provant and the Purchaser are delivering or causing to be delivered at the Closing, the following:

(i)    The Assignment and Assumption Agreement;

(ii)    Amendment No. 1 to Agreement and Plan of Merger terminating certain obligations of Provant under the Agreement and Plan of Merger dated December 14, 1999; and

(iii)    Such further documents, resolutions, certificates and instruments as any party or its counsel reasonably requests to facilitate the consummation of the transactions contemplated hereby.

4.    REPRESENTATIONS AND WARRANTIES OF PROVANT

Provant represents and warrants to the Purchaser that, except as provided in the Disclosure Schedule:

4.1.    Organization and Authority.    Provant is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite corporate power and authority to conduct its business as now conducted and own its properties as now owned. Provant has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Provant, and no other corporate proceedings on the part of Provant (including approval of its stockholders) are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Provant and constitutes a valid and binding agreement of Provant, enforceable against it in accordance with its terms.

4.2.    Consents and Approvals; No Violation.    Neither the execution and delivery of this Agreement by Provant nor the consummation of the transactions contemplated hereby will (i) violate any provision of the Certificate of Incorporation or By-laws of Provant, (ii) require any consent or approval of, or filing and expiration of a waiting period or a period for disapproval by, any governmental authority, (iii) require any approval by Provant’s stockholders, (iv) to Provant’s Knowledge, result (with or without notice or lapse of time) in the imposition or creation of any Lien or Other Encumbrance upon or with respect to any of the assets of the Business or (v) violate any applicable law to which Provant or any of its assets are bound.

4.3.    Tangible Personal Property.    To Provant’s Knowledge, neither Provant nor any of its officers (whether in the capacity as an officer of Provant or otherwise) has created or caused any Person to create a security interest in any Transferred Assets that are tangible personal property under the Uniform Commercial Code.

4.4.    Claims.    No proceeding is now pending, or to Provant’s Knowledge, threatened, before any court, grand jury, administrative or regulatory body, governmental authority, arbitration or mediation panel or similar body to which Provant is a party relating to the Business. No proceeding is now pending, or to Provant’s Knowledge, threatened before any court, grand jury, administrative or regulatory body, governmental authority, arbitration or mediation panel or similar body involving Provant that, to Provant’s Knowledge, could prevent or delay the consummation of the transactions contemplated by this Agreement.

4.5.    Taxes.

(a)    All Tax Returns (as defined below) of Provant relating to the Business have been filed on a timely basis with the appropriate authorities and all such Tax Returns are true, correct and complete in all material respects. All Taxes (as defined below) as shown on Tax Returns have been paid in full on a timely basis to the appropriate authorities. All Taxes or other amounts required to have been collected, withheld or remitted by Provant relating to the Business have been timely and properly collected, withheld or remitted.

(b)    Notwithstanding anything to the contrary in this Section 4.5, (i) Provant’s representations and warranties in Section 4.5 are made to Provant’s Knowledge with respect to all matters relating to Taxes and Tax Returns related to the Business (other than federal corporate income Taxes and Tax Returns) and (ii) Provant makes no representations or warranties of any kind relating to Senn-Delaney Leadership Consulting Group, Inc., and Senn-Delaney Leadership Consulting U.K., Ltd., prior to their acquisition by Provant on December 14, 1999, and Hughes Research Corporation prior to its acquisition by Provant on September 28, 2000.

(c)    As used herein, “Tax” or “Taxes” shall mean all taxes, assessments, charges, duties, fees, levies or other governmental charges, including, without limitation, all federal, state, local, foreign and other income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, license, payroll, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest and shall include any liability for such amounts as a result either of being a member of a combined, consolidated, unitary or affiliated group or of a contractual obligation to indemnify any Person.

(d)    “Tax Returns” shall mean all returns, amended returns, declarations, reports, estimates, information returns and statements regarding Taxes which are or were filed or required to be filed under applicable law, whether on a consolidated, combined, unitary or individual basis.

4.6.    Brokers.    No broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Provant.

4.7.    Contracts.    Except as set forth in the Disclosure Schedule, neither Provant nor any of its executive officers (whether in his or her capacity as an officer of Provant or otherwise), to Provant’s Knowledge, has caused Provant to become a party to (a) any loan, credit, security, indenture, mortgage, pledge or other agreement or instrument evidencing indebtedness for money borrowed with respect to the Business, (b) any guaranty or other agreement in which it guarantees or acts as a surety of the indebtedness or other obligation of another Person with respect to the Business, or (c) any non-competition, restrictive covenant, or other agreement which restricts it from conducting the Business anywhere in the world.

4.8.    Compliance with Laws.    To Provant’s knowledge, Provant is not in violation of any law that could in any way materially affect the Business. Without limiting the foregoing, each of Provant’s employee benefit plans (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended to date), to the extent that it affects the Business or the Business Employees (as defined below) or will or is reasonably likely to cause liability to be imposed upon Purchaser, complies in all material respects with and is and has been operated in all material respects in accordance with the Code, other applicable federal statutes and state law, and the regulations and rules promulgated pursuant thereto.

4.9.    Title to Transferred Assets.    Without limiting and in addition to the representations and warranties as to specific classes of Transferred Assets contained elsewhere herein, Provant has good and marketable title to each of the Transferred Assets. The delivery to Purchaser of the instruments of transfer of ownership contemplated by this Agreement will at the Closing Date vest good and marketable title to the Transferred Assets in Purchaser, free and clear of all Liens or Other Encumbrances.

4.10.    Purchaser Representations.    Provant has reviewed the representations and warranties of Purchaser contained in Article 5 of this Agreement, and to Provant’s Knowledge, all of such representations to the extent they relate to the Business or the

Transferred Assets are true and correct without any qualification in them as to Purchaser’s Knowledge.

5.    REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to Provant as follows:

5.1.    Organization and Authority.    The Purchaser is a limited liability company duly organized, validly existing, and in good standing under the laws of California, has all requisite power and authority to conduct its business as now conducted and own its properties as now owned. The Purchaser has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the manager of the Purchaser, and no other proceedings or approvals on the part of the Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes a valid and binding agreement of it, enforceable against the Purchaser in accordance with its terms.

5.2.    Consents and Approvals; No Violation.    Neither the execution and delivery of this Agreement by the Purchaser nor the consummation of the transactions contemplated hereby will (i) violate any provision of the Operating Agreement of the Purchaser, (ii) require any consent or approval of, or filing and expiration of a waiting period or a period for disapproval by, any governmental authority, (iii) result (with or without notice or lapse of time) in the impositions or creation of any Lien or Other Encumbrance upon or with respect to any of the assets of the Purchaser or (iv) violate any applicable law to which the Purchaser or any of its assets are bound.

5.3.    Provant Common Stock.    The Provant Shares shall be transferred to Provant at the Closing free and clear of any Lien or Other Encumbrance.

5.4.    Conduct of Business.    Since June 30, 2002, to the Purchaser’s Knowledge, the Business has been conducted in the ordinary course consistent with past practice and there has been no transaction or obligation entered into with respect to the Business other than in the ordinary course of business consistent with past practice. To the Purchaser’s Knowledge, there is no material fact existing on the Closing Date that is likely to lead to a material improvement in the revenues of the Business that has not been disclosed to Provant Management.

5.5.    Financial Statements.    The “Financial Statements” shall mean the financial statements of the Business attached hereto as Schedule 3, consisting of the balance sheets as of June 30, 2002 and March 31, 2003 and the statements of operations for the fiscal year ended June 30, 2002 and the nine-month period ended March 31, 2003. To the Purchaser’s Knowledge, the Financial Statements are true, correct and accurate, were prepared in accordance with generally accepted accounting principles (“GAAP”) (except for the absence of any provision for accrued taxes, notes to the financial statements and adjustments made in connection with normal year-end adjustments), and fairly present the financial position and results of operations of the Business as of and for their respective dates, in conformity with GAAP applied on a consistent basis, except as otherwise noted therein.

5.6.    Provant Representations.    The Purchaser has reviewed the representations and warranties of Provant contained in Article 4 of this Agreement and to the Purchaser’s Knowledge all of such representations to the extent they relate to the Business or the Transferred Assets are true and correct without any qualification in them as to Provant’s Knowledge.

5.7.    Brokers.    No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

5.8.    Sale of Business.    Since June 30, 2002, the Purchaser has not received from, or made to, any third party any proposal, or engaged in any discussions with any third party, regarding the sale of all or any significant portion of the assets or stock of the Business following the consummation of the transactions contemplated by this Agreement (other than discussions with possible minority investors.)

5.9.    Labor Matters.    A true and complete list of all persons employed in connection with the Business as of the Closing Date (collectively, the “Business Employees”) is set forth on Schedule 5.9 hereto.

6.    COVENANTS

6.1.    Public Announcements.    Until such time after the Closing as Provant and the Purchaser have each publicly announced the Closing, all public announcements, notices or other communications regarding this Agreement and the transactions contemplated hereby to third parties other than the parties hereto and their respective advisors shall, unless otherwise required by law, require the prior approval of (a) Provant, if made by the Purchaser, and (b) the Purchaser, if made by Provant.

6.2.    Liability for Taxes.

(a)    Provant shall be liable for and shall pay (i) Taxes imposed upon Provant pursuant to Treas. Reg. Section 1.1502-6 or similar provision of state or local law solely as a result of Senn-Delaney Leadership Consulting Group, Inc., Senn-Delaney Leadership Consulting U.K., Ltd. and their successors having been members of the Provant consolidated group, and (ii) all Taxes relating to the Business for all taxable years or periods commencing after December 14, 1999 and ending on or prior to the Closing Date and, with respect to any period beginning before and ending after the Closing Date (a “Straddle Period”), the portion of such Straddle Period ending on and including the Closing Date. Provant shall be entitled to any refund of (or credit for) Taxes relating to the Business for any taxable year or period commencing after December 14, 1999 and ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

(b)    The Purchaser shall be liable for and shall pay all Taxes relating to the Business, other than Taxes for which Provant is responsible under this Agreement.

(c)    For purposes of paragraphs (a) and (b) of this Section 6.2, whenever it is necessary to determine the liability for Taxes relating to the Business for a portion of any Straddle Period, the determination of Taxes relating to the Business for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one of which ended at the close of the Closing Date and the other which began at the beginning of the day immediately following the Closing Date. Items of income, gain, deduction, loss or credit relating to the Business for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the Business were closed at the close of the Closing Date; provided, however, that solely for purposes of allocating income, gain, deduction or loss between two such years or periods (and not for purposes of determining the Taxes relating to the Business for each such year or period or for any other purpose), (i) transactions occurring on the Closing Date that are properly allocable (based on, among other relevant factors, factors set forth in Treas. Reg. Section 1.1502-76(b)(1)(ii)(B)) to the portion of the Closing Date after the Closing shall be allocated to the taxable year or period that is deemed to begin at the beginning of the day immediately following the Closing Date, and (ii) allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned between two such taxable years or periods on a daily basis.

(d)    If, as a result of any action, suit, investigation, audit, claim, assessment or amended Tax Return, there is any change after the Closing Date of an item of income, gain, loss, deduction or credit that results in an increase in a Tax liability for which Provant would otherwise be liable pursuant to subparagraph (a), and such change results in a decrease in the Tax liability of the Purchaser or any successor thereof for any taxable year or period beginning after the Closing Date, Provant shall not be liable pursuant to subparagraph (a) with respect to such increase to the extent of such decrease (and, to the extent that such increase in Tax liability is paid to a taxing authority by Provant or any affiliate thereof, the Purchaser shall pay Provant an amount equal to the present value of such decrease).

(e)    Notwithstanding anything herein to the contrary, Provant shall be liable for and shall pay any real property transfer or gains Tax, stamp Tax, stock transfer Tax, or other similar Tax imposed on the sale of the Business pursuant to this Agreement by Massachusetts and federal law and the Purchaser shall be liable for and shall pay any real property transfer or gains Tax, stamp Tax, stock transfer Tax, or other similar Tax imposed on the sale of the Business pursuant to this Agreement under the laws of any other state or foreign country.

6.3.    Tax Returns.

(a)    Provant shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Business for taxable years or periods commencing after December 14, 1999 and ending on or before the Closing Date (the “Pre-Closing Period”) and shall remit any Taxes due in respect of such Tax Returns, and the Purchaser shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Business for taxable years or periods ending after the Closing Date and shall remit any Taxes due in respect of such Tax Returns. With respect to Tax Returns to be filed by Purchaser for any periods for which Provant has any liability for the Taxes due (including pursuant to its indemnity obligations hereunder), Purchaser shall furnish a completed copy of such Tax Returns to Provant for Provant’s prior written consent (not to be unreasonably withheld) within a reasonable period of time prior to the due date for filing such Tax Returns (including extensions thereof). Provant shall provide all federal and state income Tax Returns that are required to be filed with respect to the Pre-Closing Period to the Purchaser for its review a reasonable period of time prior to filing. All Tax Returns for the Pre-Closing Period and any Straddle Period shall be prepared and filed in a manner consistent with past practice and, on such Tax Returns, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns for prior periods, except as required by law. Provant or the Purchaser shall reimburse the other party for the Taxes for which Provant or the Purchaser is liable pursuant to Section 6.2 but which are payable with respect to Tax Returns to be filed by the other party pursuant to the second preceding sentence upon the written request of the party entitled to reimbursement, setting forth in detail the computation of the amount owed by Provant or the Purchaser, as the case may be, but in no event earlier than 10 days prior to the due date for the filing of such Tax Returns.

(b)    Except as required by law, neither the Purchaser nor any affiliate of the Purchaser shall cause or permit the amendment, refiling or other modification of (or grant an extension of any statute of limitation with respect to) any Tax Return relating in whole or in part to the Business with respect to any taxable year or period ending on or before the Closing Date (or with respect to any Straddle Period) without the prior written consent of Provant, which consent may be withheld in the sole discretion of Provant.

(c)    With respect to the taxable year of the Business that ends on the Closing Date, the Purchaser shall promptly prepare and provide to Provant a package of tax information materials, including schedules and work papers (the “Tax Package”), required by Provant to enable Provant to prepare and file all Tax Returns required to be prepared and filed by it pursuant to paragraph (a) of this Section 6.3. The Tax Package shall include consolidating information necessary to compute the separate taxable income and other relevant measure of income for the Business. The Purchaser shall cause the Tax Package to be delivered to Provant within 75 days after the Closing Date.

(d)    At Provant’s request, the Purchaser shall prepare for Provant’s review and approval any or all Tax Returns (other than United States federal income tax returns or state income tax returns that are required to be filed on a consolidated, combined, unitary or other similar basis with Provant) relating to the Business for any taxable year or period ending on or before the Closing Date, which Provant is required to file pursuant to paragraph (a) of this Section 6.3. Provant shall reimburse the Purchaser for the costs (both internal and external) incurred by the Purchaser in preparing such returns.

6.4.    Contest Provisions.    The Purchaser shall promptly notify Provant in writing upon receipt by the Purchaser or any of its affiliates of notice of any pending or threatened federal, state, local or foreign Tax audits, examinations or assessments that may affect any Tax liability for which Provant is liable pursuant to Section 6.2. Provant shall have (i) the sole right to represent the interests of Provant with respect to the Business in any Tax audit or administrative or court proceeding relating to taxable periods commencing after December 14, 1999 and ending on or before the Closing Date, and to employ counsel of its choice at its expense, and (ii) the sole right to settle such audit or proceeding, either administratively or after the commencement of any litigation proceeding relating to Taxes in respect of the Business for any taxable period commencing after December 14, 1999 and ending on or before the Closing Date; provided, however, that in each case, if the outcome of such audit or proceeding is reasonably likely to materially adversely affect the Purchaser (after assuming the payment of any amount to be paid by Provant under Section 6.2) for a taxable period commencing after the Closing Date, the Purchaser shall have the right to assume control of such audit or proceeding and Provant shall only have a right to participate at its expense in such audit or proceeding and shall have no right to settle such audit or proceeding, provided that the Purchaser shall not have the right to settle any such audit or proceeding for which Provant may be liable under Section 6.2 without the prior written consent of Provant, which consent may be withheld in the sole discretion of Provant. In the case of any Straddle Period, Provant shall be entitled to participate at its expense in any Tax audit or administrative or court proceeding relating (in whole or in part) to Taxes attributable to the portion of such Straddle Period ending on and including the Closing Date and, with the written consent of the Purchaser, and at Provant’s sole expense, may assume the entire control of such audit or proceeding. None of the Purchaser or any of its affiliates may agree to settle any Tax claim for which Provant may be liable under Section 6.2 without the prior written consent of Provant, which consent may be withheld in the sole discretion of Provant.

6.5.    Assistance and Cooperation.    After the Closing Date, Provant and the Purchaser shall (and cause their respective affiliates to):

(a)    assist the other party in preparing any Tax Returns that such other party is responsible for preparing and filing in accordance with Section 6.3;

(b)    cooperate fully in responding to any inquiries from and/or preparing for any audits of, or disputes with taxing authorities regarding, any Taxes or Tax Returns relating to the Business;

(c)    make available to the other, as reasonably requested, all information in its possession relating to the Business that may be relevant to any Tax Return, audit or examination, proceeding or determination and to any taxing authority as reasonably requested by Provant or the Purchaser;

(d)    provide timely notice to the other in writing of its receipt of notice of any pending or threatened Tax audits or assessments relating to the Business for taxable periods for which the other may have liability under Sections 6.2, 6.3 and 6.4;

(e)    furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such taxable period;

(f)    timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes described in Section 6.2(e) (relating to sales, transfer and similar Taxes); and

(g)    timely provide the other with powers of attorney or similar authorizations necessary to carry out the purposes of Sections 6.2, 6.3, 6.4 and this Section 6.5.

6.6.    Employee Benefits.

(a)    Effective on the date hereof, (i) all Business Employees shall resign as employees of Provant or Provant shall terminate their employment and (ii) the Purchaser may, but shall not be obligated to, offer employment to the Business Employees on such terms as Purchaser shall determine. As of the Closing Date, regardless of whether the Purchaser shall offer employment to any or all of the Business Employees, the Purchaser shall assume and timely pay and perform all obligations of Provant with respect to all Business Employees and all former employees of the Business, including all obligations with respect to salary, wages, bonuses, bonus pool distributions, deferred compensation, commissions, severance pay, vacation and sick pay, and payroll taxes, whether or not accrued, and including all claims by any Business Employees or former employees of the Business arising out of or in connection with their employment or the termination of their employment by Provant or any predecessor of Provant (the “Business Employee Claims and Obligations”). Notwithstanding the foregoing, the Purchaser shall not assume any Business Employee Claims and Obligations, and such term shall not include any obligations, with respect to any independent agreement made by Provant Management on behalf of Provant of which the SDL Management is unaware. The Purchaser also agrees to reimburse Provant for any payments made by Provant for healthcare or other benefits (other than payroll expense) for Business Employees after the Closing within 15 days after request therefor. The Purchaser agrees to indemnify, defend and hold harmless Provant from and against any amounts paid or damages (including attorneys’ fees) incurred by Provant after the Closing Date in connection with or in relation to any and all Business Employee Claims and Obligations. Purchaser shall use its best efforts to deliver to Provant from each Business Employee (i) an acknowledgement that such Business Employee has been paid all amounts to which he or she is entitled to receive from Provant in connection with his or her employment or the termination of his or her employment (including accrued vacation, bonuses and sick pay and severance or termination pay), and (ii) a release of Provant by such Business Employee from all claims arising out of or relating to such Business Employee’s employment with Provant or the termination of such employment.

(b)    Not later than 90 days following the Closing, the Purchaser shall obtain and thereafter maintain a group health plan or plans to provide health care benefits for all employees of Purchaser on substantially the same or better terms as those provided to Business Employees immediately prior to the Closing.

(c)    The parties acknowledge and agree that as of the date of the Closing the Business Employees shall cease to be eligible to participate as employees in Provant’s 401(k) plan and any other employee benefit plans of Provant. Provant agrees to take all necessary and appropriate action to enable these employees to be able to transfer their Provant 401(k) plan accounts to an appropriate new plan to be established by Purchaser.

6.7.    Allocation of Purchase Price.    Provant and Seller hereby agree and acknowledge that the Aggregate Purchase Price (as defined below) has been negotiated at arms-length, that each of Provant and Seller has conducted its own due diligence and that each reasonably believes the price is fair and reasonable. The aggregate value of the purchase price paid by the Purchaser to Provant pursuant to Section 2.2 of this Agreement (the “Aggregate Purchase Price”) shall be the sum of (i) the Cash Consideration and (ii) $152,729.17 as the agreed value of the Provant Shares being delivered at the Closing and (iii) the Installment Consideration plus the Contingent Consideration, if any. Purchaser and Provant agree that the Aggregate Purchase price shall be allocated as set forth on Schedule 6.7. The Purchaser and Provant agree that any reporting of the Aggregate Purchase Price pursuant to this Agreement on their or any of their affiliates’ Tax Returns shall be consistent with such allocation.

6.8.    Access to Information.    For a period of three years following the Closing, (a) the Purchaser shall provide Provant and its representatives and auditors, at reasonable times and upon reasonable notice, with reasonable access to and copies of (at the expense of Provant) the financial and operating data and books and records of the Company in the Purchaser’s possession or control pertaining to the period between December 14, 1999 and the Closing Date and (b) Provant shall provide the Purchaser and its representatives and auditors, at reasonable times and upon reasonable notice, with reasonable access to and copies of (at the expense of the Purchaser) the financial and operating data and books and records of the Business in Provant’s possession or control pertaining to the period between December 14, 1999 and the Closing Date.

6.9    Assumed Liabilities.    Purchaser shall use reasonable efforts to obtain from the third parties to any of the contracts, agreements or leases included in the Assumed Liabilities (the “Assumed Contracts”) the release (in the form of a novation or otherwise) of Provant from any and all obligations and liabilities arising under the Assumed Contracts.

7.    SURVIVAL AND INDEMNIFICATION

7.1.    Indemnification by Provant.    Provant shall indemnify, defend and hold harmless the Purchaser and each member, shareholder, director, officer, employee, affiliate, agent, attorney and representative thereof, from and against any and all actions, suits, proceedings, claims, demands, assessments, judgments, losses, costs and expenses, including, without limitation, reasonable legal fees and expenses (“Damages”) incurred or suffered by any such party as a result of any litigation, arbitration, governmental investigation, suit, action or other proceeding brought against the Purchaser or any other party entitled to indemnification under this Section 7.1(i) by or on behalf of any shareholder of Provant (other than the former shareholders of Senn-Delaney Leadership Consulting Group, Inc., a California corporation, or Hughes Research Corporation, a Maryland corporation) with respect to the transactions contemplated by this Agreement or (ii) by any creditor of Provant with respect to obligations of Provant (other than the Assumed Liabilities.)

7.2.    Indemnification by Purchaser.    The Purchaser shall indemnify, defend and hold harmless Provant and each shareholder, director, officer, employee, affiliate, agent, attorney and representative thereof, from and against any and all Damages incurred or suffered by any such party as a result of the Purchaser’s failure to timely pay, perform and discharge any Assumed Liabilities.

7.3.    Investigations; Survival of Warranties.

(a)    The respective representations and warranties of Provant and the Purchaser contained herein or in any certificates or other documents delivered at the Closing are true, accurate and correct and shall not be deemed waived or otherwise affected by any investigation made by any party hereto or by the occurrence of the Closing. Each and every such representation shall be deemed to have been relied upon by the party or parties to which made, notwithstanding investigation or inspection made by or on behalf of such party or parties.

(b)    Each and every such representation and warranty of any party hereunder with respect to such representation and warranty shall survive for a period of one (1) year after the Closing Date. All covenants and obligations of a party hereto which are contemplated by the terms of this Agreement to be performed after Closing shall survive until performance is completed.

(c)    Any claim made in accordance with this Article 7 must be made in writing within the applicable survival period. If such claim is timely made within the survival period, it shall survive until finally resolved notwithstanding expiration of the applicable survival period.

7.4.    Construction.    The parties intend that each representation, warranty, and covenant herein shall have independent significance. If any party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant, as the case may be.

7.5.    Damages.    For purposes of this Article 7, Damages shall consist solely of actual damages (i) on a net after tax basis (that is, with the amount thereof reduced to reflect the tax benefit resulting therefrom), (ii) net of any amounts recovered or recoverable in respect thereof or in connection therewith under any one or more policies of insurance maintained by any party hereto or any third party and (iii) net of any indemnity, contribution or other similar payment actually received by any third party with respect thereto.

7.6.    Third-Party Claims.    After receipt by a party of notice of the commencement of any lawsuit, arbitration or similar proceeding against it for which such party is entitled or is seeking to assert a right to indemnification under Section 7.1 or 7.2 (an “Indemnified Party”), the Indemnified Party shall promptly give notice to the party or parties from whom indemnification will be sought (the “Indemnifying Party”) of the commencement thereof, but the failure so to notify the Indemnifying Party shall not relieve them of any liability they may have to any Indemnified Party except to the extent of actual prejudice caused by such failure. In case any such proceeding shall be brought against an Indemnified Party and it shall give notice to the Indemnifying Party of the commencement thereof, the Indemnifying Party will be entitled to participate therein and, to the extent that they shall wish (except as provided in the next sentence), assume the defense thereof with counsel reasonably satisfactory to such Indemnified Party. The Indemnifying Party may not assume the defense if (i) an Indemnifying Party is also a party to such proceeding and the Indemnified Party determines in good faith that joint representation would be inappropriate, (ii) the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend such proceedings and provide indemnification with respect thereto, (iii) equitable relief is being sought against the Indemnified Party, or (iv) the claim involves Taxes. If entitled and after notice from the Indemnifying Party to such Indemnified Party of its election so to assume the defense, the Indemnifying Party shall not be liable to such Indemnified Party for any fees of other counsel or any other expenses with respect to the defense of such proceeding, in each case subsequently incurred by such Indemnified Party in connection with the defense thereof, other than reasonable costs of investigation; provided that the Indemnifying Party may only assume control of the defense of such proceeding if it acknowledges in writing to the Indemnified Party that any damages, fines, costs or Liabilities that may be assessed against the Indemnified Party in connection with such proceeding constitute Damages for which the Indemnified Party shall be indemnified pursuant to Section 7.1 or 7.2, as the case may be. If an Indemnifying Party assumes the defense of such proceeding, no compromise or settlement thereof may be effected by the Indemnifying Party without the Indemnified Party’s prior written consent (which consent will not unreasonably be withheld or delayed) unless the settlement provides for a full and unconditional release of the Indemnified Party without payment of any funds by the Indemnified Party or (A) there is no finding or admission of any violation of Law or any violation of the rights of any person and no effect on any other claims that may be made against the Indemnified Party and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party. If notice is given to the Indemnifying Party of the commencement of any such proceeding and it does not, within ten business days after the Indemnified Party’s notice is given, give notice to the Indemnified Party of its election to assume the defense thereof, the Indemnifying Party shall be bound by any determination made in such action or any compromise or settlement thereof effected by the Indemnified Party.

8.    MISCELLANEOUS

8.1.    Notices.    All notices, requests, consents and other communications hereunder shall be in writing, addressed to the receiving party’s address set forth below or to such other address as a party may designate by notice hereunder, and either be (i) delivered by hand, (ii) made by facsimile transmission, (iii) sent by recognized overnight courier, or (iv) sent by registered or certified mail, return receipt requested, postage prepaid.

If to Provant:

Provant, Inc.

67 Batterymarch Street, Suite 500

Boston, MA 02110

Attn: Chief Financial Officer

Facsimile: (617) 261-1610

Telephone: (617) 772-7419

with a copy to:

Nutter, McClennen & Fish, LLP

World Trade Center West

155 Seaport Boulevard

Boston, MA 02210

Attn: James E. Dawson, Esq.

Facsimile: (617) 310-9623

Telephone: (617) 439-2623

If to the Purchaser:

Senn-Delaney Leadership Consulting Group, LLC

3780 Kilroy Airport Way

Long Beach, CA 90806

Attn: James H. Hart

Telephone: (562) 426-5400

Facsimile: (562) 426-5124

with a copy to:

Hart King & Coldren

200 East Sandpointe, Fourth Floor

Santa Ana, California 92707

Attn: William R. Hart, Esq.

Telephone: (714) 432-8700

Facsimile: (714) 546-7457

All notices, requests, consents and other communications hereunder shall be deemed to have been properly given (i) if by hand, at the time of the delivery thereof to the receiving party at the address of such party set forth above, (ii) if made by facsimile transmission, at the time that receipt thereof has been acknowledged by electronic confirmation or otherwise, (iii) if sent by overnight courier, on the next business day following the day such notice is delivered to the courier service, or (iv) if sent by registered or certified mail, on the fifth business day following the day such mailing is made.

8.2.    Entire Agreement.    It is agreed that all offers, statements of intent, understandings and agreements heretofore had among the parties or their affiliates respecting this transaction are merged in this Agreement (including the Schedules and Exhibits thereto, the terms of which are incorporated herein by this reference), which fully and completely expresses the agreement of the parties, and that there are no representations, warranties or agreements except as specifically set forth or referred to in this Agreement.

8.3.    Waiver; Amendment.    No waiver of any breach of any provision of this Agreement shall constitute a waiver of any other breach of that or any other provision hereof. No supplement or modification of or amendment to this Agreement shall be binding unless agreed to and executed in writing by Provant and the Purchaser.

8.4.    Governing Law; Jurisdiction.    This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the internal laws of California, without giving effect to the conflict of law principles thereof or of any other jurisdiction that would call for the application of the law of any jurisdiction other than the State of California. Each party to this Agreement consents to the jurisdiction of the state and federal courts sitting in Southern California or Boston, Massachusetts in any action on a claim arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement further agrees that personal jurisdiction over it may be effected by service of process by registered or certified mail addressed as provided in Section 8.1 and that when so made shall be as if served upon it personally.

8.5.    Severability.    In the event that any court of competent jurisdiction shall finally determine that any provision, or any portion thereof, contained in this Agreement shall be void or unenforceable in any respect, then such provision shall be deemed limited to the extent that such court determines it is enforceable, and as so limited shall remain in full force and effect. In the event that such court shall determine any such provision, or portion thereof, wholly unenforceable, the remaining provisions of this Agreement nevertheless shall remain in full force and effect.

8.6.    Construction.    The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. The use of the words “includes” or “including” in this Agreement shall be by way of example rather than limitation.

8.7.    Counterparts.    This Agreement may be executed in one or more counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.8.    Parties in Interest.    This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

8.9.    Representation By Counsel; Interpretation.    Each of the parties hereto acknowledges that it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it has no application and is expressly waived.

8.10.    Successors and Assigns:    This Agreement shall be binding on and inure to the benefit of the parties and their heirs, executors, administrators, legal representatives and successors and assigns. The Purchaser may assign its rights under this Agreement to its lenders. No such assignment shall relieve the assignor of it obligations and liabilities under this Agreement, all of which shall remain direct and primary in any event.

8.11.    Attorney’s Fees.    If Purchaser or Provant shall institute any legal proceeding against the other in connection with any controversy related to, concerning or arising out of this transaction, or any facts based upon or involving this transaction, the prevailing party, whether in court, through arbitration, or by way of out-of-court settlement, shall be entitled to recover from the non-prevailing party such prevailing party’s reasonable attorneys’ fees, court costs, expert witness fees, and all other expenses relating to such controversy, including such fees, costs and expenses upon appeal, if any.

IN WITNESS WHEREOF, Provant and the Purchaser have executed this Agreement as of the day and year first above written.

PROVANT, INC.

By:	/s/ Donald W. Glazer
Name: Title:	Donald W. Glazer Vice Chairman

SENN-DELANEY LEADERSHIP CONSULTING GROUP, LLC

By:	/s/ James H. Hart
Name: Title:	James H. Hart Manager